               ENDORSEMENT FOR ANNUITY CERTIFICATE LOAN PROVISION


INTRODUCTION AND REQUIREMENTS FOR A LOAN:

     This endorsement is attached to and made part of the Policy or Certificate as appropriate: (1) as of its date of issue; or (2) as of the date shown below. References in the endorsement to "Policy" shall be deemed to include "Certificate" where appropriate. The General or Fixed Account of the Policy is herein referred to as the "Fixed Account." The person herein called "the Borrower", "you", or "your" is: (1) the Owner of the Policy; or (2) a Participant under a Certificate if approved by the Owner. Security Benefit Life Insurance Company is herein called "SBL".

     Prior to the scheduled start of retirement annuity installments (the "maturity date"), SBL will lend an amount applied for to the Borrower subject to the limitations, interest rates, and repayment procedures set out in: (1) this endorsement; and (2) the loan agreement between the Borrower and SBL. Any loan applied for must be for a minimum of $1,000. All loans must be repaid before the maturity date.

     The maximum loan amount for all policies combined, is generally equal to the lesser of: (1) $50,000 reduced by the excess of: (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over (b) the outstanding loan balance on the date the loan is made; or (2) 50% of your account value or $10,000, whichever is greater. However, you may not borrow an amount which exceeds your total annuity account value minus the amount needed as security described below.

     When your loan is approved, SBL will transfer to an account within the Fixed Account, referred to as the Loan Account, an amount equal to the amount of your loan. In addition, 10% of the loaned amount will be held in the Fixed Account as security for the loan.

REPAYMENT PROCEDURES:

     All loans under this and prior loan endorsements must be repaid as specified in the loan agreement and endorsement. Except for cases that qualify under the Internal Revenue Code, as determined by SBL, all loans must be repaid within 5 years of approval. All loan repayments must be scheduled to be paid in equal amounts on the same day of each calendar month or calendar quarter. For monthly repayments the first scheduled repayment may not be later than 30 days after the date of approval of the loan application by SBL. For quarterly repayments the first scheduled repayment may not be later than 90 days after the date of approval of the loan application by SBL. Before a loan is allowed a written application and loan agreement must be received by SBL. The written application and loan agreement must be completed on SBL's form. SBL may postpone final approval or disapproval of a loan for up to six months after the application for a loan is received.

     Each loan payment must be labeled as such. Any payment not labeled as a loan payment will be treated as a Purchase Payment. Each loan payment will reduce the Loan Account by the amount the payment reduces the outstanding loan balance. The amount held as security will also be reduced by each loan payment so that the security is equal to 10% of the outstanding loan balance immediately after the loan payment is made. Amounts which are no longer needed in the Loan Account will be allocated in accordance with current purchase payment allocation instructions. However, amounts which are no longer needed as security will NOT automatically be allocated in accordance with purchase payment allocation instructions. The loan may be repaid in full at any time. When repaid in full, the Loan Account and the amount held as security will be reduced to $0.

FAILURE TO MAKE PAYMENTS:

     If any required loan payment is not paid, within 30 days of the due date for loans with a monthly repayment schedule or within 90 days of the due date for loans with a quarterly repayment schedule, the TOTAL OUTSTANDING LOAN BALANCE will be deemed to be in default. The entire loan balance, with any accrued interest, will be reported to the Internal Revenue Service ("IRS") on Form 1099-R for the year the default occurred. Once a loan has gone into default, regularly scheduled payments will not be accepted. However, the principal plus accrued interest may be paid in full at any time. Notwithstanding any other provision of the Policy or this endorsement to the contrary, no new loans will be allowed when there is a loan in default.

     Interest will continue to accrue on a loan in default. You may pay accrued interest each year when notified by SBL. If such interest is not paid by December 31st of each year, it will be added to the outstanding balance of the loan and will be reported to the IRS on Form 1099-R. Account value equal to the amount of the accrued interest will be transferred to the Loan Account. Account value held in the Fixed Account as security for the loan will also be increased so that the security is again equal to 10% of the outstanding loan. If a loan continues to be in default when you attain age 59 1/2, the total outstanding balance will be deducted from your account value. The Policy will be automatically terminated if the outstanding loan balance on a loan in default equals or exceeds the amount for which the Policy may be surrendered. The proceeds from the Policy will be used to repay the debt and any applicable surrender or withdrawal charges.

GV6821 L-4 (1-97)

INTERNAL REVENUE CODE:

     SBL makes no representations or guarantees as to the tax effect a loan may have on the Borrower. SBL suggests that the Borrower consult an independent tax counsel for specific advice.

INTEREST RATES:

     The loan rate of interest is 2% more than the minimum interest rate guaranteed in the Policy. Account value securing the loan will be credited with the current interest rate. Amounts in the Loan Account will be credited with the minimum guaranteed rate specified in the Policy. Interest will be charged each day that the debt is not repaid. Account value securing the loan will be credited with interest each day the debt remains unpaid.

OTHER EFFECTS ON POLICY AND CERTIFICATE PROVISIONS:

     Partial withdrawals, surrenders, or transfers will not be allowed on amounts held in the Loan Account or on amounts held as security for the loan.

     If the Policy is surrendered, or if a death benefit becomes payable, the amount otherwise receivable will be reduced by the amount of the outstanding loan, plus any accrued interest.

                                         SECURITY BENEFIT LIFE INSURANCE COMPANY

                                                      ROGER K. VIOLA
                                                         Secretary

-----------------------------------------
Endorsement Effective Date, if other than Date of Issue of Policy.